UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports in October 2022 a Passenger Traffic Increase of 22.1% Compared to 2019 (Increase of 21.6% Compared to 2021)

GUADALAJARA, Mexico, Nov. 04, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of October 2022, which includes comparisons with the 2019 and 2021 figures to facilitate the reading and understanding of the passenger traffic trend.

For October 2022, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 22.6%, compared to the same period of 2019. Puerto Vallarta, Tijuana, Los Cabos and Guadalajara presented an increase in passenger traffic of 41.9%, 38.4%, 38.2% and 13.3% respectively, compared to October 2019.

Passenger traffic 2022 compared to 2019

Domestic Terminal Passengers (in thousands):

Airport	Oct-19	Oct-22	% Change	Jan-Oct 19	Jan-Oct 22	% Change
Guadalajara	914.4	1,056.2	15.5%	8,680.2	9,025.4	4.0%
Tijuana*	514.8	683.8	32.8%	4,965.9	6,656.9	34.1%
Los Cabos	154.6	231.4	49.7%	1,602.3	2,101.2	31.1%
Puerto Vallarta	149.8	231.2	54.3%	1,521.0	2,175.3	43.0%
Montego Bay	0.8	0.0	(100.0%)	7.7	0.0	(100.0%)
Guanajuato	179.8	164.1	(8.7%)	1,702.1	1,464.8	(13.9%)
Hermosillo	168.9	170.6	1.0%	1,484.6	1,514.2	2.0%
Kingston	0.7	0.1	(89.7%)	0.7	1.0	43.3%
Mexicali	105.3	119.7	13.7%	976.4	1,038.4	6.3%
Morelia	40.4	59.4	46.9%	383.2	533.7	39.3%
La Paz	83.6	86.2	3.1%	824.0	873.0	5.9%
Aguascalientes	54.4	55.1	1.3%	520.0	579.8	11.5%
Los Mochis	33.6	36.3	8.1%	316.4	343.8	8.7%
Manzanillo	7.3	7.3	(0.2%)	77.8	81.3	4.5%
Total	2,408.5	2,901.3	20.5%	23,062.3	26,388.7	14.4%

International Terminal Passengers (in thousands):

Airport	Oct-19	Oct-22	% Change	Jan-Oct 19	Jan-Oct 22	% Change
Guadalajara	344.8	370.8	7.5%	3,579.3	3,603.7	0.7%
Tijuana*	220.8	334.4	51.5%	2,356.9	3,397.7	44.2%
Los Cabos	245.8	322.1	31.0%	3,010.5	3,632.5	20.7%
Puerto Vallarta	158.1	205.8	30.2%	2,576.3	2,793.4	8.4%
Montego Bay	287.0	317.1	10.5%	3,902.3	3,542.9	(9.2%)
Guanajuato	48.5	65.2	34.5%	576.7	632.9	9.7%
Hermosillo	5.9	6.6	12.1%	57.5	65.1	13.2%
Kingston	100.6	140.9	40.0%	100.6	1,269.3	1161.2%
Mexicali	0.5	0.6	12.9%	5.6	5.2	(6.8%)
Morelia	31.9	40.7	27.7%	344.7	404.9	17.5%
La Paz	1.0	1.4	33.5%	10.4	20.5	97.1%
Aguascalientes	17.9	20.8	16.6%	182.2	191.0	4.8%
Los Mochis	0.5	0.5	10.8%	5.9	6.4	7.5%
Manzanillo	2.0	3.0	47.7%	62.7	55.2	(12.0%)
Total	1,465.3	1,829.8	24.9%	16,771.8	19,620.7	17.0%

Total Terminal Passengers (in thousands):

Airport	Oct-19	Oct-22	% Change	Jan-Oct 19	Jan-Oct 22	% Change
Guadalajara	1,259.2	1,427.0	13.3%	12,259.5	12,629.1	3.0%
Tijuana*	735.6	1,018.2	38.4%	7,322.7	10,054.6	37.3%
Los Cabos	400.4	553.4	38.2%	4,612.8	5,733.7	24.3%
Puerto Vallarta	307.9	437.0	41.9%	4,097.3	4,968.7	21.3%
Montego Bay	287.8	317.1	10.2%	3,910.0	3,542.9	(9.4%)
Guanajuato	228.3	229.3	0.4%	2,278.7	2,097.7	(7.9%)
Hermosillo	174.8	177.2	1.4%	1,542.2	1,579.3	2.4%
Kingston	101.4	140.9	39.0%	101.4	1,270.3	1153.2%
Mexicali	105.8	120.3	13.7%	982.0	1,043.6	6.3%
Morelia	72.3	100.1	38.4%	728.0	938.6	28.9%
La Paz	84.6	87.6	3.5%	834.4	893.5	7.1%
Aguascalientes	72.2	75.9	5.0%	702.2	770.9	9.8%
Los Mochis	34.1	36.8	8.1%	322.3	350.1	8.6%
Manzanillo	9.3	10.2	10.1%	140.5	136.5	(2.9%)
Total	3,873.8	4,731.1	22.1%	39,834.1	46,009.4	15.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Oct-19	Oct-22	% Change	Jan-Oct 19	Jan-Oct 22	% Change
Tijuana	217.0	331.5	52.8%	2,317.9	3,370.0	45.4%

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1st to October 9, 2019.

Passenger traffic 2022 compared to 2021

Domestic Terminal Passengers (in thousands):

Airport	Oct-21	Oct-22	% Change	Jan-Oct 21	Jan-Oct 22	% Change
Guadalajara	814.2	1,056.2	29.7%	6,812.4	9,025.4	32.5%
Tijuana*	628.5	683.8	8.8%	5,649.7	6,656.9	17.8%
Los Cabos	189.2	231.4	22.3%	1,634.6	2,101.2	28.5%
Puerto Vallarta	172.6	231.2	34.0%	1,466.7	2,175.3	48.3%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	131.6	164.1	24.7%	1,214.3	1,464.8	20.6%
Hermosillo	144.1	170.6	18.4%	1,152.4	1,514.2	31.4%
Kingston	0.0	0.1	134.4%	1.0	1.0	5.8%
Mexicali	102.5	119.7	16.8%	866.6	1,038.4	19.8%
Morelia	43.2	59.4	37.5%	437.2	533.7	22.1%
La Paz	85.3	86.2	1.1%	720.2	873.0	21.2%
Aguascalientes	52.5	55.1	5.0%	457.2	579.8	26.8%
Los Mochis	31.2	36.3	16.4%	283.2	343.8	21.4%
Manzanillo	7.0	7.3	4.4%	68.0	81.3	19.5%
Total	2,401.8	2,901.3	20.8%	20,763.7	26,388.7	27.1%

International Terminal Passengers (in thousands):

Airport	Oct-21	Oct-22	% Change	Jan-Oct 21	Jan-Oct 22	% Change
Guadalajara	346.6	370.8	7.0%	2,989.9	3,603.7	20.5%
Tijuana*	218.5	334.4	53.1%	2,119.5	3,397.7	60.3%
Los Cabos	321.3	322.1	0.2%	2,783.3	3,632.5	30.5%
Puerto Vallarta	190.0	205.8	8.3%	1,647.9	2,793.4	69.5%
Montego Bay	208.7	317.1	51.9%	1,969.7	3,542.9	79.9%
Guanajuato	55.8	65.2	16.8%	503.1	632.9	25.8%
Hermosillo	10.5	6.6	(37.3%)	87.1	65.1	(25.2%)
Kingston	77.9	140.9	80.9%	642.8	1,269.3	97.5%
Mexicali	0.7	0.6	(19.9%)	4.3	5.2	20.3%
Morelia	35.5	40.7	14.8%	328.4	404.9	23.3%
La Paz	1.1	1.4	18.1%	14.8	20.5	38.2%
Aguascalientes	18.0	20.8	16.0%	169.9	191.0	12.4%
Los Mochis	1.0	0.5	(43.6%)	8.0	6.4	(21.0%)
Manzanillo	2.9	3.0	2.5%	32.6	55.2	69.6%
Total	1,488.4	1,829.8	22.9%	13,301.5	19,620.7	47.5%

 Total Terminal Passengers (in thousands):

Airport	Oct-21	Oct-22	% Change	Jan-Oct 21	Jan-Oct 22	% Change
Guadalajara	1,160.8	1,427.0	22.9%	9,802.3	12,629.1	28.8%
Tijuana*	847.0	1,018.2	20.2%	7,769.3	10,054.6	29.4%
Los Cabos	510.5	553.4	8.4%	4,418.0	5,733.7	29.8%
Puerto Vallarta	362.6	437.0	20.5%	3,114.7	4,968.7	59.5%
Montego Bay	208.7	317.1	51.9%	1,969.7	3,542.9	79.9%
Guanajuato	187.4	229.3	22.4%	1,717.4	2,097.7	22.1%
Hermosillo	154.6	177.2	14.6%	1,239.5	1,579.3	27.4%
Kingston	77.9	140.9	80.9%	643.8	1,270.3	97.3%
Mexicali	103.2	120.3	16.6%	870.9	1,043.6	19.8%
Morelia	78.7	100.1	27.3%	765.6	938.6	22.6%
La Paz	86.5	87.6	1.3%	735.0	893.5	21.6%
Aguascalientes	70.4	75.9	7.8%	627.1	770.9	22.9%
Los Mochis	32.2	36.8	14.6%	291.3	350.1	20.2%
Manzanillo	9.9	10.2	3.9%	100.6	136.5	35.7%
Total	3,890.2	4,731.1	21.6%	34,065.1	46,009.4	35.1%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Oct-21	Oct-22	% Change	Jan-Oct 21	Jan-Oct 22	% Change
Tijuana	214.4	331.5	54.6%	2,092.6	3,370.0	61.0%

Highlights for the month:

  Seats and load factors: The number of seats available during October 2022 increased by 18.9%, compared to October 2021; load factors for the month went from 73.9% in October 2021 to 81.3% in October 2022.
  New routes:

    Guadalajara – Bogota: VivaAerobus
    Puerto Vallarta – Vancouver: Flair

 Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 4, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer